November 28, 2005

Via Facsimile (312) 993-9767 and U.S. Mail

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Street, Suite 5800
Chicago, IL  60606

Re:	Georgia-Pacific Corporation
	Schedules TO-C filed November 14 and 16, 2005; Schedule TO-T filed
	   November 17, 2005; Schedules TO-T/A filed November 21 and
25,
	   2005 27, 2005, each filed by Koch Industries, Inc. and
Koch
Forest
	   Products, Inc.
	SEC File No. 005-30246

Dear Mr. Gerstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-C filed November 14, 2005

Forward-Looking Statements
1. We note in the joint press release dated November 13 you refer to the definition of forward-looking statements included in the Private
Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Schedule TO-T filed November 17, 2005

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 16
3. Please revise the language on page 17 that states that you will return any securities which are not accepted for tender "as promptly as practicable after the expiration or termination of the Offer" to state that you will make such returns "promptly" as required by Rule
14e-1(c).

Certain U.S. Federal Income Tax Consequences, page 22
4. We note the subheading of your disclosure and the first sentence of this section that sets forth "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Certain Information Concerning Georgia-Pacific - Certain
Projections,
page 27
5. Please clarify on page 29 that, as stated in our comment above, any provisions of the Private Securities Litigation Reform Act of 1995 that may be set forth in the annual and quarterly reports listed in your offer document are not applicable to the tender offer.

Certain Information Concerning Koch Industries and the Purchaser, page 30
6. With respect to your disclosure in the fifth and sixth paragraphs on page 30, please tell us why you need to qualify your disclosure "to the knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

The Merger Agreement - Representations and Warranties, page 50
7. We note your disclosure in the first paragraph of this section that some of the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offer document not misleading.

Fees and Expenses, page 75
8. Expand to quantify the fees paid to Citigroup in connection with the transaction. See Item 1009(a) of Regulation M-A.

Certain Conditions of the Offer, page 69
9. We note the subheading of this section that sets forth "certain" conditions of the tender offer. Please ensure that you discuss all conditions of the offer.
10. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidders must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Letter of Transmittal
11. We note that beginning on page 5 of the Letter of Transmittal you require tendering security holders to improperly certify that they "understand" and "recognize" the effect of the terms of the offer. Please revise to delete that requirement. Alternatively, amend the form to include a legend in bold typeface that indicates the bidders do not view the certification made by security holders that they understand or recognize the offer materials as a waiver of liability and that the bidders promise not to assert that this provision constitutes a waiver of liability.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Mark D. Gerstein, Esq.
Latham & Watkins LLP
November 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE